CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 2, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

Cream Minerals Clarifies News Release of January 27, 2006

Regarding Inferred Mineral Resource for Dos Hornos North

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to provide the following clarification of its news release dated January 27, 2005, which reported results from examination of the Dos Hornos North section, Vein 1 of its Nuevo Milenio property south west of Tepic, Nayarit State, Mexico. Based on the re-evaluation completed and new data, an inferred resource may be calculated as follows:

A 700 m section of Vein 1 shows sufficient continuity in grade, along strike and down dip, to be classified as an Inferred Mineral Resource:

Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	S.G
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,  Au: 139,000 oz,   Ag: 8,760,000 oz

Using definition Standards for Inferred Mineral Resources as published and adopted by the CIM Council on December 11, 2005:   “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.”

Noted uncertainties inherent in the definition are clarified by the CIM definition standard “Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

The following observations were used:

1.

The Inferred Mineral Resource is located within the Dos Hornos North, Vein 1. Geological mapping has traced the Dos Hornos structure for a strike length of about 3 km with an indicated width of the zone being 150 m with topographic relief along strike of Dos Hornos being up to 200 m.

2.

Geochemistry, conducted over a 1 km segment of the 3 km strike length, produced a strong gold – silver anomaly defining the trend of the structure.  Detailed work was conducted over the northern 700 m segment only.

3.

Exploration was centered on Vein 1.  Samples were collected from 3 tractor trenches, 1 hand trench, 5 shafts, 3 adits 6 m, 15 m and 40 m long, and from 3 sublevels 10 m, 20 m, 10 m in length and a depth of 20 m  accessible from Shaft 5.  Internal shafts in x-cut adit 4 are approximately 80 m deep and full of water.  The true depth is not known.

4.

The underground workings on Vein 1 are located within the footwall (“FW”) zone of the structure.  Depending on the width of the workings sample width varies from 0.86 m to 7.20 m.  Tractor trenches expose a width of 10 m to 14 m for Vein 1 with the FW section averaging 5.50 m.  In cross-cut Adit 4, the FW is exposed for a width of 4.5 m to 7.20 m, depending on the width of the workings.  The calculated average width of 4.16 m includes samples derived from the exposed FW section only, but to avoid the bias introduced by the narrow workings (0.86 m to 1.50 m) a more realistic width of 5.50 m is used for the Inferred Mineral Resource calculation.

5.

A total of 5 drill holes were completed on the Dos Hornos North Vein 1.  DDH 01, DDH 02 and DDH 11 were located to test mineralization below Trench 3.  DDH 01 intersected Vein 1 from 188 m to 212 m or 130 m below the surface showing.  Core loss within the mineralized zone was up to 60 % due to faulting and shearing.  DDH 02 and DDH 11 did not intersect Vein 1 because of orientation, but intersected three of the parallel vein structures.

6.

DDH 17 was located to test mineralization under Trench 1, but cut the workings of x-cut adit 4.  Core recovery was in the order of 20%.  Vein 1 was intersected from 36 m to 48 m, about 25 m below surface.  DDH 18 was located to intersect the downward extent of Vein 1 from Shaft 4.  Vein 1 was intersected from 24 m to 34 m about 20 m below surface.  Core recovery was less than 20% in sections.

7.

A comparison between drill core and channel sample assays from the same general area suggests that diamond drilling is a good method to locate the structure, but not to establish reliable gold – silver grades.

8.

A total of 126 channel and core samples were taken along Dos Hornos Vein 1, of which 69 samples were used to calculate the weighted average grade for 28 sample sections defining the high-grade core of the structure.

The following assumptions were made:

1.

The strike length of the core area sampled and tested on Vein 1 is 550 m within the total 3 km strike length.  However, Vein 1 was projected 75 m to the North and 75 m to the South based on geology, limited sampling and soil geochemistry, giving a total length of 700 m.

2.

The depth was taken from DDH 01 as 150 m.  Internal shafts are below the water table which is about 80 m below surface.  This is assumed to be reasonable for calculation of inferred resources since the exposed mineralized section of Dos Hornos has a vertical relief of 200 m on surface.

3.

The original grade above was used, since Inferred Mineral Resources do not allow application of technical and economic factors, by definition.

4.

To calculate the volume, a specific gravity of 2.65 was used – which is the maximum for pure quartz, the main gangue mineral.

The weighted average grade was calculated for each section of adjoining samples, from which the final average grade was calculated using the same methodology – see sample calculation below:

Adit 4	m	ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
182193	2.00	6.56	1.300	52.00	2.600	104.00
182194	2.00	6.56	5.840	306.00	11.680	612.00
182195	1.20	3.94	0.120	191.00	0.144	229.20
Weighted Average	5.20	17.06	2.774	181.77

Then the mass of the Inferred Mineral Resource was calculated as follows:

Mass = Length (m) X Width (m) X Height (m) X Specific Gravity (tonnes/cubic m)

and then the content of ounce gold and silver contained:

Mass (tonnes) X  (Au g/t)/ (g/oz)

Mass (tonnes) X  (Ag g/t)/ (g/oz)

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is preparing a technical report and has prepared the resource estimate in compliance with NI 43 – 101, which will be filed by March 13, 2006.   Mr. Holcapek, who is Director General of Cream Minerals de Mexico S.A. de C.V., is directly responsible for all phases of exploration on the Nuevo Milenio property.  He is also a director of Cream Minerals Ltd.

For more information about Cream Minerals Ltd., the Company's mineral property interests or to view the Company's new Casierra diamond video presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687-4622;  Fax:  (604) 687-4212;   Toll Free: 1-888-267-1400;

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

StrikeN35W
Strike N20W
Strike N
2361000 N
2360900 N
2360800 N
2360700 N
1200 m
1100 m
Adit 1 m Au g/t Ag g/t
182176-80 6.00 2.08 277.55
Trench1 m Au g/t Ag g/t
660961-62 4.00 2.886 284.45
Adit 2 m Au g/t Ag g/t
182172-74 3.90 1.641 98.87
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Sample # m Au g/t Ag g/t
182181 2.00 1.08 66.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Trench 2 m Au g/t Ag g/t
659793-95 6.00 3.270 50.97
Shaft 5 m Au g/t Ag g/t
660675-77 3.80 2.520 99.47
Level 1 m Au g/t Ag g/t
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
182165 1.80 2.42 191.00
Sample # m Au g/t Ag g/t
182166 1.5 0.350 110.00
TR 4 Proj.15 m E
SHAFT 10
Proj.25 m E
Creek
ROAD
TR 3 SHAFT 9
Proj.45 m E
SHAFT 8, ADIT 3,
PROJ. 15 m E
Trench 3 m Au g/t Ag g/t
660973-72 6.00 6.530 316.60
Trench 4 m Au g/t Ag g/t
659506 3.00 2.446 83.00
Arroyo Gudalupana
Vein 1 partial exposed
outcrop very oxidized
Shaft 1
Not cleaned,
quartz float
Sample # m Au g/t Ag g/t
182140 1.20 0.24 79.00
DDH 17 – 03 m Au g/t Ag g/t
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
DDH 18-03 m Au g/t Ag g/t
199949 26 – 28 2.00 1.644 131.00
199950 28 – 30 old workings
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
DDH 01-03
Projected. 48 m W
ADIT 4 Pillar Samples in Stope
Sample # m Au g/t Ag g/t
182192 2.00 0.08 42.00
182193 2.00 1.30 52.00
182194 2.00 5.84 306.00
182195 1.20 0.12 191.00
182192-95 7.20 2.03 142.94
182196 1.50 1.63 39.00
182197 2.00 5.41 68.00
182196-97 3.50 3.79 55.57
182198 1.80 1.19 462.00
182200 1.70 1.55 222.00
182199 2.20 1.20 205.00
182198-00 5.70 1.30 291.23
182201 1.80 0.88 192.00
182202 1.80 1.50 106.00
182201-02 3.60 1.19 149.00
ADIT 4 Pillar Samples in Stope
Sample # m Au g/t Ag g/t
182203 1.70 1.57 308.00
182204 1.50 0.34 82.00
182203-04 3.20 0.99 202.06
182205 2.20 0.83 155.00
182206 1.60 2.79 262.00
182205-06 3.80 1.66 200.05
182207 1.80 1.42 227.00
182208 1.40 0.18 61.60
182207-08 3.20 0.88 146.94
Average All Sample in Section
Width m Length m Au g/t Ag g/t
4.16 550.00 2.827 178.05
DDH 01-03 m Au g/t Ag g/t
104137 192 – 194 2.00 0.027 33.90
104138 194 – 196 2.00 0.219 45.00
104139 196 – 198 2.00 0.651 200.00
0 25 50 100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH, VEIN 1
LONGITUDINAL SECTION
ALONG STRKE OF STRUCTURE
FACING NE
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Dec. 01, 2005